Exhibit 1.02

Conflict Minerals Report

1. Introduction

This Conflict Minerals Report (this “CMR”) has been prepared by EnerNOC, Inc. (“EnerNOC” or the “Company”) for the year ended December 31, 2013 (the “Reporting Period”), and is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals and those minerals are necessary to the functionality or production of their products. Conflict minerals are defined in the Rule as cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten, no matter where they may originate (“conflict minerals”).

Based on a reasonable country of origin inquiry (“RCOI”) conducted for the Reporting Period, the Company could not determine the country of origin of the conflict minerals in its supply chain. Therefore, the Company performed due diligence on the source and chain of custody of the conflict minerals, as discussed below.

The information included in this CMR reflects the activities of the Company and its consolidated entities for the Reporting Period and does not include the activities of variable interest entities that are not required to be consolidated.

This CMR is available on the Company’s website at http://investor.enernoc.com/sec.cfm.

2. The Company’s Products Covered by this CMR

EnerNOC is a leading provider of energy intelligence software (“EIS”) and related solutions. The deployment of the Company’s EIS and related solutions may include the installation and sale of its proprietary advanced metering equipment, including nine smart-grid gateway devices and wireless machine-to-machine controls that allow EnerNOC and its customers to monitor, report on, and control energy consumption in near real-time (the “Covered Products”). The Company has reason to believe that the Covered Products contain conflict minerals that are necessary to their functionality or production.

3. Conflict Minerals Policy Statement

The Company has adopted a conflict minerals policy statement (the “Policy”), which confirms that the Company supports the humanitarian goal of ending the violence and human rights violations related to the mining of conflict minerals from the Democratic Republic of the Congo and the adjoining countries (the “Covered Countries”). Specifically, the Policy provides that in order to ensure compliance with the Rule and related reporting requirements, the Company requests its vendors and suppliers to undertake reasonable supply chain due diligence to specify the source of conflict minerals in order to verify and promote the use of mines that are outside the Covered Countries and smelters that have been certified by an independent third-party audit as “conflict free.”

The Company’s vendors and suppliers have and will continue to be expected to provide written information regarding the origin of the raw materials used in the components and products supplied to EnerNOC in order to provide assurance that the base materials used in the manufacture of the products that the Company builds are responsibly sourced.

The Policy is available on the Company’s website at: http://investor.enernoc.com/sec.cfm.

4. The Company’s Reasonable Country-of-Origin Inquiry and Due Diligence Process

EnerNOC does not make purchases of raw ore or unrefined conflict minerals and makes no direct purchases in the Covered Countries. In most cases, EnerNOC purchases modules and assemblies that make up the Covered Products, and the individual components are purchased by the Company’s contract manufacturers. Accordingly, EnerNOC primarily relies on its contract manufacturers and other suppliers to make inquiries through the tiers of the supply chain to provide information regarding the origin of the conflict minerals contained in components and materials included in the Covered Products.

EnerNOC has undertaken a RCOI and performed due diligence on the source and chain of custody of the conflict minerals that were included in the Covered Products manufactured during the Reporting Period. In connection with the RCOI and supply chain due diligence, the Company engaged the services of an independent third-party electronic components database vendor (the “CM Vendor”) that provided the following resources to assist the Company in evaluating its suppliers and vendors for purposes of assessing the origin of the conflict minerals that were included in the Covered Products: (1) the EICC GeSI Conflict Minerals Reporting Template (the “Template”) available from the Conflict-Free Sourcing Initiative (“CFSI”), and (2) certifications, policies and other supplier documentation. In connection with the RCOI and due diligence, the CM Vendor and the Company distributed the Template to EnerNOC’s suppliers and vendors for the purpose of facilitating the communication of supply chain information regarding the use and origin of conflict minerals in the Covered Products. The Company relied on the completed Templates to help identify the smelters and refiners in its supply chain and, where available, the country of origin and mine location of the conflict minerals. As a result of the Company’s position as a downstream company within the supply chain in relation to the actual extraction and transportation of minerals, its ability to verify the accuracy or completeness of information reported by suppliers through the Templates is limited. Accordingly, the Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of conflict minerals in the Covered Products for the Reporting Period. In addition, the Company utilized information provided by the Conflict-Free Smelter Program (“CFSP”) developed by the CFSI, which included a list of smelters and refiners that an independent third-party audit has confirmed have systems in place that comply with the CFSP’s assessment protocols to ensure sourcing of only conflict-free minerals. The Company has leveraged the information provided by the CFSP to help assess the conflict-free status of identified smelters and refiners.

Reasonable Country-of-Origin Inquiry

EnerNOC has conducted a good faith RCOI that was reasonably designed to determine whether any of the conflict minerals in the Covered Products originated in the Covered Countries or may be from recycled or scrap sources.

Using the Company’s bills-of-materials (“BOM”) database, the Company compiled for the Reporting Period a comprehensive inventory of over 600 related components contained in the Covered Products that do or may contain conflict minerals, as well as a list of 140 suppliers of those components. This information was used to organize, track and maintain the collection and analysis of its conflict minerals-related data in a centralized location to assist in the conduct of further due diligence on the source and chain of custody of the conflict minerals contained in the Covered Products. EnerNOC reviewed its BOM database, examining specifications and other attributes to assess which components may contain conflict minerals. In addition, each line item of the Company’s product BOMs was reviewed against the data provided by EnerNOC’s suppliers and the CM Vendor to identify the relevant suppliers at the component level in an effort to determine the country of origin of the conflict minerals in the Covered Products. Based on the RCOI, the Company was unable to determine the country of origin of any of the conflict minerals in the Covered Products and as a result, the Company performed due diligence on the source and chain of custody to determine whether the conflict minerals directly or indirectly financed or benefitted armed groups in the Covered Countries.

Design of Due Diligence

EnerNOC’s due diligence process has been designed to conform, in all material respects, to the framework developed by The Organization of Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (“OECD Guidance”), consistent with its position as a downstream company.

Description of Due Diligence Measures

Management Systems. The Company developed an internal management system to monitor the reasonable and timely administration of its conflict minerals-related activities. Specifically, the Company organized a conflict minerals management team (“CMMT”), consisting of one member from each of the Company’s legal, regulatory compliance, supply chain, manufacturing, and vendor management functions, which reports to the Company’s Risk Management Committee at least once per quarter. Specifically, in fulfilling its role, the CMMT’s responsibilities include:

1.	The reasonable identification and engagement of applicable suppliers, contract manufacturers, and identification of relevant components within EnerNOC’s supply chain;

2.	The collection of commercially available information related to any “red flag locations of mineral origin and transit” (i.e., the countries of origin, transport and transit);

3.	The collection, storage and maintenance of applicable records to support EnerNOC’s conflict minerals compliance efforts for a minimum of five years;

4.	The support of digital information sharing wherever practical and appropriate among EnerNOC’s suppliers and contract manufacturers; and

5.	The support of a grievance process consistent with the Policy.

In addition, the CMMT is responsible for conflict minerals policy considerations, conflict minerals controls, the conflict minerals risk assessment and other matters related to responsible conflict minerals supply chain management that are consistent with the Company’s size, nature of its EIS and related solutions and position as a downstream user. The Company expects to continue to revise and improve its management systems as appropriate.

Grievance Mechanism. EnerNOC has developed an internal and external grievance mechanism for Conflict Minerals as indicated on the Company’s website.

Enhanced Supplier Engagement/Identification of Supply Chain Risk. To assist in the conduct of due diligence on the source and chain of custody of the conflict minerals contained in the Covered Products, the CM Vendor and the Company reviewed the Templates and, where available and appropriate, certifications, policies and other supplier documentation. To ensure that the Templates remain up to date, the CM Vendor furnishes follow-up survey questionnaires to identified suppliers every six months. As of April 15, 2014, EnerNOC had received from either its CM Vendor or directly from suppliers completed Templates for approximately 90% of the Company’s 140 applicable suppliers of components and materials for the Covered Products.

EnerNOC’s review of the completed Templates provided for the Reporting Period included a multi-step decision tree based on the supplier’s responses to questions, as well as efforts to identify the applicable smelter or refiner, the location of the smelter or refiner and, where available, the country of origin and mine location of the conflict minerals. In addition, the Company examined each Template to assess the reasonableness of the representations and to evaluate the significance of any inconsistencies. As a result of this review, the Company found that all of the responding suppliers provided data on smelter or refiners-related information at the company or product category level, so the data is not specific to the particular components supplied to the Company. In addition, EnerNOC found that certain suppliers did not specify the location of the mines from which the smelters were sourcing. Further, certain smelters and refiners indicated that some of the conflict minerals originated in the Covered Countries, but the Company has been unable to determine whether the minerals came from sources that directly or indirectly financed or benefited armed groups in the Covered Countries. EnerNOC and its CM Vendor issued (and continue to issue) follow-up requests for information or clarification to those suppliers that provided incomplete or questionable responses. Where necessary, the CM Vendor or the Company plans to encourage suppliers to seek additional information from sub-suppliers in the supply chain. The Company’s review is ongoing.

Risk Assessment. To the extent that the Company and its CM Vendor were able to identify smelters and refiners in the Company’s supply chain at the supplier-level, the Company is in the process of taking reasonable steps to assess the risk that the conflict minerals in its Covered Products directly or indirectly financed or benefitted armed groups in the Covered Countries. In the event the CM Vendor identifies suppliers’ smelters as “conflict free,” the Company is in the process of further assessing the smelter’s or refiner’s due diligence by reviewing information provided by the CFSI regarding whether the smelter or refiner had been validated as “conflict free” by independent third-party audits conducted through the CFSP.

However, because the information currently provided by suppliers is not sufficiently granular or complete, the Company was not currently able to identify all smelters or refiners in its supply chain and did not have reasonable assurance regarding which smelters were used for each component or the applicable countries of origin or mine location. As a result, the Company could not identify smelters or refiners used for components in the Covered Products. Further, the Company has been unable to reasonably determine whether or not the conflict minerals in the Covered Products either originated in the Covered Countries or came from recycled or scrap sources, or whether they were used directly or indirectly to finance or benefit armed groups in the Covered Countries.

Risk Strategy and Mitigation Efforts. EnerNOC expects to continue to exercise due diligence on the source and chain of custody of the conflict minerals contained in the Covered Products. The CM Vendor has been, and will continue to be, issuing follow-up survey questionnaires to identified suppliers on a periodic basis to fill data gaps. In addition, in those instances where the CM Vendor did not have the Company’s component or supplier in its database, EnerNOC intends to continue to pursue the information directly from these suppliers. EnerNOC also anticipates continuing to utilize additional outside resources, including data provided by the CFSI, to help determine additional smelter and refiner, country-of-origin and mine location information.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this CMR are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this CMR that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.